

May 4, 2015

<u>Via E-mail</u>
Timo Veromaa
President and Chief Executive Officer
Biotie Therapies Corp.
Joukahaisenkatu 6, FI-20520
Turku, Finland

   Re: **Biotie Therapies Corp.**
       Amendment No. 1 to
       Draft Registration Statement on Form F-1
       Submitted April 21, 2015
       CIK No. 0001579695

Dear Mr. Veromaa:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 82

1. We note your response to prior comment 6. If the 16 loan agreements you have with Tekes contain essentially the same provisions, with the only differences being the particulars of each individual loan, please file a form agreement as an exhibit. If the loans are governed by agreements that have individually negotiated terms and are not substantially similar to each other, please amend your disclosure here to state this.

<u>Business</u>
<u>Collaborations, page 107</u>

2.   We note your response to prior comment 12. Please expand your disclosure regarding the Lundbeck agreement to state your royalty rate within a 10% range (e.g. single digits, teens, low twenties, etc.). You should also provide the requested disclosure regarding the Roche agreement with your next amendment. Please note we may have additional comments after examining your revised Roche disclosure. Please also file the Roche agreement as soon as practicable, preferably with your next amendment.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Richard D. Truesdell, Jr.
Sophia Hudson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017